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Dearest friends, colleagues and family

I'm reaching out personally because you are part of my life and my community, and I want to invite you into something I've been building and finally ready to share.

If you've ever dealt with a child waking sick with a sore throat, you know the drill: reshuffling your day, rushing urgent care, the swab, the wait, and hoping you get an answer fast enough to act. Too often, you lose a full day just to answer a simple question: "Is it strep?"

That's exactly what we're fixing.

Anywhere Dx is building an at-home, molecular strep test designed to help families go from symptoms → answer → treatment in under an hour, without the clinic chaos.

We just launched our Wefunder campaign, and I'm asking you to consider supporting us as an early investor.
https://wefunder.com/anywhere.dx

Please take 2 minutes to watch the short campaign video and consider making an investment today. Your early investments will help build the momentum we need to allow us reach the milestones that unlock our next steps.

Truly any amount helps and sharing the link with 2–3 friends (especially parents, clinicians, or operators) would make a meaningful difference.

With your help, we can build this and create real impact for us and every parent out there.

Thank you and I'm deeply grateful for your support.

N

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